SEC File No. 82-34751

# Elementis plc

SUPPL

## Documents Furnished Under Cover of Letter Dated August 11, 2006

| Number | Document Description | Document Number | Date of Document |
|---|---|---|---|
| 1. | Regulatory News Service | 5580H | August 11, 2006 |
| 2. | Regulatory News Service | 5050H | August 10, 2006 |
| 3. | Regulatory News Service | 4848H | August 9, 2006 |
| 4. | Regulatory News Service | 4225H | August 8, 2006 |
| 5. | Company House Notice – Return of Allotment of Shares | 88(2) | August 8, 2006 |
| 6. | Company House Notice – Return of Allotment of Shares | 88(2) | August 8, 2006 |
| 7. | Company House Notice – Return of Allotment of Shares | 88(2) | August 8, 2006 |
| 8. | Company House Notice – Return of Allotment of Shares | 88(2) | August 8, 2006 |
| 9. | Company House Notice – Return of Allotment of Shares | 88(2) | August 8, 2006 |
| 10. | Company House Notice – Return of Allotment of Shares | 88(2) | August 7, 2006 |
| 11. | Company House Notice – Return of Allotment of Shares | 88(2) | August 7, 2006 |
| 12. | Company House Notice – Return of Allotment of Shares | 88(2) | August 7, 2006 |
| 13. | Company House Notice – Return of Allotment of Shares | 88(2) | August 7, 2006 |
| 14 | Company House Notice – Return of Allotment of Shares | 88(2) | August 7, 2006 |
| 15. | Company House Notice – Return of Allotment of Shares | 88(2) | August 7, 2006 |

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

08/11/06 06:46 AM

To "eleanor.besserman@elem( <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:5580H
Elementis PLC
11 August 2006



Elementis PLC
11 August 2006

Elementis plc ("the Company")

The Company announces that it was notified on 11 August 2006 under Section 198 of the Companies Act 1985 that as at 10 August 2006 Lloyds TSB Group plc was interested in 13,924,899 Ordinary Shares of 5p each in the Company. These holdings represent 3.16% of the issued Ordinary Share capital of the Company as at 10 August 2006.

Kathryn Silverwood
Assistant Company Secretary
11 August 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFVLTLILLIR

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SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

08/10/06 06:59 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Director/PDMR Shareholding



This Email Alert service is brought to you by Elementis

RNS Number:5050H
Elementis PLC
10 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

DAVID DUTRO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 5 BELOW

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID DUTRO

8 State the nature of the transaction

EXERCISE OF AN EXECUTIVE OPTION AND SALE OF SHARES ACQUIRED

9. Number of shares, debentures or financial instruments relating to shares acquired

192,820

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.043%

11. Number of shares, debentures or financial instruments relating to shares disposed

192,820

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.043%

13. Price per share or value of transaction

24.75P EXERCISE PRICE
85.00P DISPOSAL PRICE

14. Date and place of transaction

10 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when calculating percentage)

0 (0%)

16. Date issuer informed of transaction

10 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN SILVERWOOD, 020 7408 9300

Name and signature of duly authorised officer of issuer responsible for making notification

KATHRYN SILVERWOOD - ASSISTANT COMPANY SECRETARY

Date of notification

10 AUGUST 2006
...................................

END



END
RDSEAFPEFDPKEFE

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

08/09/06 01:02 PM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:4848H
Elementis PLC
09 August 2006



Elementis PLC
09 August 2006

Elementis plc ("the Company")

The Company announces that it was notified on 9 August 2006 under Section 198 of the Companies Act 1985 that as at 9 August 2006 Hanover Investors Partners - V, LLC was interested in 0 (zero) Ordinary Shares of 5p each in the Company.

Jennifer Murphy
Company Secretary
09 August 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFEDTDIAIIR

SEC File No. 82-34751

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

08/08/06 12:56 PM

To "eleanor.besserman@e.
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Director/PDMR Shareholding



This Email Alert service is brought to you by Elementis

RNS Number:4225H
Elementis PLC
08 August 2006

THIS REPLACES ANNOUNCEMENT RNS 2630H MADE AT 11:52 ON 4 AUGUST 2006.

THE CHANGES ARE DUE TO THE INCORRECT APPLICATION OF INCOME TAX. THE CORRECT APPLICATION RESULTS IN LESS SHARES BEING DISPOSED AND AN INCREASED TOTAL SHAREHOLDING.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the
shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

BRIAN TAYLORSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 5 BELOW

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BRIAN TAYLORSON

8 State the nature of the transaction

EXERCISE OF AN EXECUTIVE OPTION

9. Number of shares, debentures or financial instruments relating to shares acquired

1,258,696

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.286%

11. Number of shares, debentures or financial instruments relating to shares disposed

977,600

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.222%

13. Price per share or value of transaction

24.75P EXERCISE PRICE

86.04P DISPOSAL PRICE

14. Date and place of transaction

3 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when

calculating percentage)

381,096 (0.086%)

16. Date issuer informed of transaction

8 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JENNIFER MURPHY, 020 7408 9300

Name and signature of duly authorised officer of issuer responsible for making notification

JENNIFER MURPHY, COMPANY SECRETARY

Date of notification

8 AUGUST 2006

..................................

END

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

# 88(2)

## Return of Allotment of Share

CHFPO83

| | |
|---|---|
| Company Number | 3299608 |
| Company name in full | ELEMENTIS PLC |
| | 1 of 1 |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|
| | | | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 5,537 | | |
| Nominal value of each share | 5p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 20.48p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Pershing Keen Nominees Limited<br>Address Capstan House, One Clove Crescent, East India Dock, London.<br>UK Postcode E14 2BH | Class of shares allotted<br>Ordinary | Number allotted<br>5,537 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**5,537** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**Signed** [signature] **Date** 8 August 2006

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Kathryn Silverwood)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

# 88(2)

## Return of Allotment of Share

CHFPO83

| | |
|---|---|
| Company Number | 3299608 |
| Company name in full | ELEMENTIS PLC |
| | 1 of 1 |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|
| 19 | 07 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 10,892 | | |
| Nominal value of each share | 5p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 23.20p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | |

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Mr Andrew Patrick Degnan<br>Address 5 Harlsey Crescent, Hartburn, Stockton on Tees, Cleveland.<br>UK Postcode TS18 5DG | Class of shares allotted<br><br>Ordinary | Number allotted<br><br>10,892 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br><br>**TOTAL** | Number allotted<br><br>**10,892** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

**Signed** [signature] **Date** 8·8·06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Kathryn Silverwood)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

# 88(2)

## Return of Allotment of Share

RECEIVED
2006 AUG 22 P 4:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

| | |
|---|---|
| Company Number | 3299608 |
| Company name in full | ELEMENTIS PLC |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 10 | 07 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 45,927 | 6,515 | |
| Nominal value of each share | 5p | 5p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 24.75p | 69.5p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Pershing Keen Nominees Limited Desig:-HGCF / Part ID:-601<br>Address Capstan House, One Clove Crescent, East India Dock<br>LONDON<br>UK Postcode E14 2BH | Class of shares allotted<br>Ordinary | Number allotted<br>52,442 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**52,442** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

Signed [signature] Date 8.8.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/9735 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

# 88(2)

RECEIVED

## Return of Allotment of Share

22 P 4:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

**Company Number** 3299608

**Company name in full** ELEMENTIS PLC

2 of 2

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 10 | 07 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 3,006 | 623 | |
| Nominal value of each share | 5p | 5p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 23.20p | 44.12p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | | Shares and share class allotted | |
|---|---|---|---|
| Name | Mr Robin Foxton | Class of shares allotted | Number allotted |
| Address | 14 Rushmere Heath, Eaglescliffe, Stockton on Tees, Cleveland. | Ordinary | 3,629 |
| UK Postcode | TS16 9HA | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | **TOTAL** | **36,182** |
| UK Postcode | | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

**Signed** [signature] **Date** 8.6.06

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Gladys Williams)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

# 88(2)

## Return of Allotment of Share

CHFPO83

| | |
|---|---|
| Company Number | 3299608 |
| Company name in full | ELEMENTIS PLC |
| | 1 of 2 |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|
| 10 | 07 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 3,136 | 23,247 | 6,170 |
| Nominal value of each share | 5p | 5p | 5p |
| Amount (if any) paid or due on each share *(including any share premium)* | 45.20p | 21.92p | 20.48p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | | Shares and share class allotted | |
|---|---|---|---|
| Name | Mr Robin Foxton | Class of shares allotted | Number allotted |
| Address | 14 Rushmere Heath, Eaglescliffe, Stockton on Tees, Cleveland. | Ordinary | 9,306 |
| UK Postcode | TS16 9HA | | |
| Name | Mr John Mannion Mulgrew | Class of shares allotted | Number allotted |
| Address | 11 Snowdon Road, Ingleby Barwick, Stockton on Tees, Cleveland. | Ordinary | 23,247 |
| UK Postcode | TS17 5DU | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | **TOTAL** | **36,182** |
| UK Postcode | | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

Signed [signature] Date 8.8.00

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Gladys Williams)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

# 88(2)

RECEIVED
2006 AUG 22 P 4:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Return of Allotment of Shares

CHFPO83

**Company Number** 3299608

**Company name in full** ELEMENTIS PLC

---

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 31 | 07 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 5,644 | | |
| Nominal value of each share | 5p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 69.50p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

- **Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
| --- | --- | --- |
| Name: Pershing Keen Nominees Limited Desig:-HGCF / Part ID:-601<br>Address: Capstan House, One Clove Crescent, East India Dock<br>LONDON<br>UK Postcode E14 2BH | Ordinary | 5,644 |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | **TOTAL** | **5,644** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

Signed [signature] Date 7.8.06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/10080 Tel: 01903 833250

DX number DX exchange

**PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS**

SEC File No. 82-34751

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 3299608

**Company name in full** ELEMENTIS PLC

---

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 27 | 07 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 56,725 | 25,000 | |
| Nominal value of each share | 5p | 5p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 24.75p | 29.00p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Pershing Keen Nominees Limited Desig:-HGCF / Part ID:-601 | Class of shares allotted | Number allotted |
| Address Capstan House, One Clove Crescent, East India Dock LONDON | Ordinary | 56,725 |
| UK Postcode E14 2BH | | |
| Name Dr Michael Girot | Class of shares allotted | Number allotted |
| Address Parkstone House, 18A Tudhoe Village, Spennymoor Co Durham | Ordinary | 25,000 |
| UK Postcode DL16 6LH | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | **TOTAL** | 81,725 |
| UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**Signed** [signature] **Date** 7-8-06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./HA/E10027 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

# 88(2)

RECEIVED
2006 AUG 22 P 4: 8
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Return of Allotment of Shares**

CHFPO83

**Company Number** 3299608

**Company name in full** ELEMENTIS PLC

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| | 19 | 07 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 62,000 | 64,115 | 50,359 |
| Nominal value of each share | 5p | 5p | 5p |
| Amount (if any) paid or due on each share *(including any share premium)* | 29.0p | 56.5p | 69.5p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Pershing Keen Nominees Limited Desig:-HGCF / Part ID:-601<br>Address Capstan House, One Clove Crescent, East India Dock,<br>LONDON<br>UK Postcode E14 2BH | Class of shares allotted<br>Ordinary | Number allotted<br>176,474 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**176,474** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**Signed** [signature] **Date** 7.8.06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~. *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| | |
|---|---|
| LLOYDS TSB REGISTRARS THE CAUSEWAY | |
| WORTHING WEST SUSSEX BN99 6DA | |
| ESP-EXEC./AL/9875 | Tel: 01903 833250 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 3299608

**Company name in full** ELEMENTIS PLC

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 13 | 07 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 89,838 | 25,000 | |
| Nominal value of each share | 5p | 5p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 24.75p | 29.0p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Pershing Keen Nominees Limited Desig:-HGCF / Part ID:-601<br>Address Capstan House, One Clove Crescent, Eats India Dock<br>LONDON<br>UK Postcode E14 2BH | Class of shares allotted<br>Ordinary | Number allotted<br>114,838 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**114,838** |

**Please enter the ~~number of continuation~~ sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 7.8.06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/9808 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

# 88(2)

RECEIVED 2006 AUG 22 P 4:48 OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Return of Allotment of Shares

CHFPO83

**Company Number** 3299608

**Company name in full** ELEMENTIS PLC

---

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 05 | 07 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 50,811 | | |
| Nominal value of each share | 5p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 24.75p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Pershing Keen Nominees Limited A/C HGCF Part ID 601<br>Address Capstan House, One Clove Crescent, East India Dock, London<br>UK Postcode E14 2BH | Class of shares allotted<br>Ordinary | Number allotted<br>50,811 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>50,811 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 7-5-06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| | |
|---|---|
| LLOYDS TSB REGISTRARS THE CAUSEWAY | |
| WORTHING WEST SUSSEX BN99 6DA | |
| ESP-EXEC./JW/9616 | Tel: 01903 833874 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

# 88(2)

## Return of Allotment of Shares

CHFP083

| | |
|---|---|
| **Company Number** | 3299608 |
| **Company name in full** | ELEMENTIS PLC |
| | |

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 03 | 08 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 95,151 | | |
| Nominal value of each share | 5p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 24.75p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Pershing Keen Nominees Limited Desig:-HGCF / Part ID:-601 | Class of shares allotted | Number allotted |
| Address Capstan House, One Clove Crescent, East India Dock | Ordinary | 95,151 |
| LONDON | | |
| UK Postcode E14 2BH | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | **TOTAL** | **95,151** |
| UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

**Signed** [signature] **Date** 7.8.06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| | |
|---|---|
| LLOYDS TSB REGISTRARS THE CAUSEWAY | |
| WORTHING WEST SUSSEX BN99 6DA | |
| ESP-EXEC./AL/10168 | Tel: 01903 833250 |
| DX number | DX exchange |